IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD CONTINUES TO INTERSECT HIGH GRADES AT MONSTER LAKE

Toronto, Ontario, June 14, 2018 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced assay results from the 2018 winter drilling program completed at its Monster Lake joint venture project (currently held by IAMGOLD Corporation: 50%, TomaGold Corporation: 45%, and Quinto Resources Inc.: 5% on the Monster Lake claims block with IAMGOLD continuing to advance its option to earn in up to a 75% interest). The project is located 50 kilometres southwest of Chibougamau, Quebec, Canada. The company is reporting the final assay results from all 26 drill holes, totaling 8,282 metres, completed as part of the initial 2018 program.

The assay results are provided in Table 1 below and include the following highlights:
(A drill hole plan map and longitudinal sections are attached to this news release.)

325 - Megane Zone and Main Shear Zone:

- **Drill hole ML18-212: 3.83 metres grading 23.96 g/t gold**
  - Includes: 1.30 metres grading 67.22 g/t gold
- **Drill hole ML18-213: 3.84 metres grading 39.24 g/t gold**
  - Includes: 1.09 metres grading 127.4 g/t gold
- **Drill hole ML18-217: 5.32 metres grading 40.94 g/t gold**
  - Includes: 0.70 metres grading 251.0 g/t gold
- **Drill hole ML18-225: 2.62 metres grading 72.17 g/t gold**
  - Includes: 1.75 metres grading 107.3 g/t gold

Lower Shear Zone:

- **Drill hole ML18-224: 4.32 metres grading 32.07 g/t gold**
  - Includes: 0.74 metre grading 134.0 g/t gold
- **Drill hole ML16-176B Ext : 0.70 metres grading 14.10 g/t gold**

The Monster Lake joint venture project hosts an NI 43-101 compliant resource, effective as at February 26, 2018, comprising 1,109,700 tonnes of inferred resources averaging 12.14 grams of gold per tonne for 433,300 ounces of contained gold (see news release dated March 28, 2018). The 2018 winter drilling program was designed to improve confidence in the continuity of the mineralization and to test for extensions of the known mineralized zones. Key objectives of the drilling program included: infill drilling targeting the upper part of the 325-Megane Zone largely delineated by only historical drilling; testing for proximal extensions along strike and at depth; and evaluating newly discovered areas of mineralization within a structure parallel to the Main Shear Zone and adjacent to the 325-Megane Zone, referred to as the Lower Shear Zone. All of the areas targeted in this program are best accessed during the winter when the ground is frozen.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "We continue to be impressed with both the continuity and the high grades demonstrated by infill drilling of the 325-Megane Zone. Although confirming resource extensions and expanding additional areas of mineralization has proved to

be challenging for our exploration team, this style of mineralization remains an attractive exploration target. As I have said before, we believe the structural setting suggests favourable potential for the occurrence of additional mineralized shoots along the Monster Lake structural corridor and we continue to evaluate this setting for additional zones of mineralization."

Next Steps

These results will be incorporated into the deposit model and used to update the mineral resources to guide the next drilling programs. Ongoing geochemical and structural studies will continue to support exploration targeting. A further round of drilling is being planned to test specific structural targets which are accessible in the summer season.

About the Monster Lake Project

The Monster Lake project is underlain by Archean volcanic rocks of the Obatogamau Formation and is traversed by an important deformation corridor and associated gold-bearing mineralized structures. Historical drilling and exploration by TomaGold Corporation ("TomaGold') have identified a four-kilometre long structural corridor, along which most of the known gold occurrences discovered to date on the property are associated, including the Megane Zone.

The Monster Lake Project is held under an earn-in option to joint venture agreement with TomaGold. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the Project, should it spend a total of C$10.0 million on the Project within a seven year period, beginning January 1, 2015. Should a development decision be made by the joint venture, or should the joint venture declare commercial production, TomaGold would be entitled to a further C$1.0 million payment. Under the terms of the option agreement, IAMGOLD continues to conduct exploration on the project with a view to increase its ownership to 75%.

On August 14, 2017, IAMGOLD subscribed for 27.7 million common shares of TomaGold from treasury representing 19.98% of the outstanding common shares of TomaGold. The common shares were purchased at a price of C$0.09 per common share, for an aggregate purchase price of C$2.5 million. Prior to the acquisition, IAMGOLD did not hold any common shares of TomaGold.

Technical Information and Quality Control Notes
The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Samples are transported in sealed bags to ALS Minerals Laboratory located in Val-d'Or, Québec. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. ALS Minerals processes analytical pulps directly at their facilities located in Val-d'Or which is ISO / IEC 17025 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne (g/t), another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 g/t are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standard in the sample sequence for quality control.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "to earn", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/Home/default.aspx.

Table 1

Monster Lake Project Drilling Final Results - 2018 Winter Drilling Program												
Hole No.	UTM NAD83 Zone18			AZ	DIP	EOH	From	To	Interval	True Width [2]	Au [1] [3]	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
ML-18-211	5488114,44	520231,34	370,73	284	-50	657	466,00	468,00	2,00	1,75	1,11	Main Shear Zone
ML-18-212	5488256,00	519817,79	368,61	290	-50	162	26,00	31,00	5,00	3,83	23,96	Main Shear Zone
Including							27,30	29,00	1,70	1,30	67,22	
ML-18-213	5488285,18	519847,97	369,01	290	-45	189	38,10	38,80	0,70	0,61	1,18	Main Shear Zone
							48,10	52,50	4,40	3,84	39,24	
Including							49,00	50,25	1,25	1,09	127,38	
							53,25	54,15	0,90	0,79	1,45	
							137,80	140,00	2,20	1,92	0,90	Lower Shear Zone
ML-18-214	5488323,46	519891,80	369,33	290	-45	183	68,87	70,65	1,78	1,55	1,46	Main Shear Zone
							78,20	81,45	3,25	2,84	3,81	
ML-18-215	5488070,54	520115,27	370,56	290	-52	534	370,60	372,70	2,10	1,83	1,32	Main Shear Zone
ML-18-216	5488302,00	519918,23	369,60	310	-45	147	101,60	102,77	1,17	1,02	0,97	Main Shear Zone
							111,45	113,30	1,85	1,61	34,78	
ML-18-217	5488301,62	519918,57	369,55	315	-57	279	118,80	119,80	1,00	0,87	8,35	Main Shear Zone
							120,80	121,80	1,00	0,87	2,01	
							123,90	130,00	6,10	5,32	40,94	
Including							125,40	126,20	0,80	0,70	251,00	
							133,10	134,60	1,50	1,31	0,80	
ML-18-218	5488241,38	520172,85	370,73	289	-60	549	75,90	77,10	1,20	1,05	1,69	E-W (az N70°) Shear Zone
							537,50	539,20	1,70	1,48	2,40	Lower Shear Zone
ML-18-219	5488301,33	519918,87	369,56	315	-67	192	138,00	143,30	5,30	4,63	1,09	Main Shear Zone
ML-18-220	5488363,06	519895,62	369,24	290	-45	177	60,60	63,90	3,30	2,88	2,31	Main Shear Zone
							69,80	70,80	1,00	0,87	1,08	
ML-18-221	5488378,04	519918,88	369,44	295	-45	99	76,10	77,83	1,73	1,51	1,47	Main Shear Zone
							88,80	90,00	1,20	1,05	1,92	
ML-18-222	5488377,73	519919,52	369,37	295	-63	147	88,70	98,70	10,00	8,73	1,31	Main Shear Zone
Including							88,70	91,70	3,00	2,62	2,83	
ML-18-223	5488377,54	519919,92	369,35	300	-75	153	113,55	115,72	2,17	1,89	3,09	Main Shear Zone
							125,05	129,90	4,85	4,23	3,75	
ML-18-224	5488225,13	520136,93	370,54	290	-59	549	98,80	100,00	1,20	1,05	1,21	E-W Shear Zone
							513,80	518,75	4,95	4,32	32,07	Lower Shear Zone
Including							515,80	516,65	0,85	0,74	134,00	
ML-18-225	5488335,41	519981,46	370,01	294	-59	228	175,50	178,50	3,00	2,62	72,17	Main Shear Zone
Including							175,50	177,50	2,00	1,75	107,30	
							182,50	183,50	1,00	0,87	4,33	
ML-18-226	5488220,05	520004,76	369,73	290	-52	369	220,30	220,97	0,67	0,58	2,86	Main Shear Zone
ML-18-227	5488408,63	520071,67	370,52	315	-70	465	287,40	288,75	1,35	1,18	5,55	Main Shear Zone
							292,30	293,40	1,10	0,96	1,15	
ML-18-228	5488219,90	520005,26	369,74	290	-62	417	245,60	248,60	3,00	2,62	0,52	Main Shear Zone
							356,00	356,50	0,50	0,44	1,43	Lower Shear Zone
ML-18-229	5488476,86	520177,74	370,98	292	-64	519	336,00	340,35	4,35	3,80	4,52	Main Shear Zone
Including							348,54	349,27	0,73	0,64	3,79	
ML-18-230	5488170,98	519966,54	369,37	290	-48	345	14,05	15,60	1,55	1,35	6,52	E-W (az N70°) Shear Zone
							193,35	194,35	1,00	0,87	0,74	Main Shear Zone
							259,50	260,10	0,60	0,52	1,05	Lower Shear Zone
							284,00	288,20	4,20	3,67	0,46	
ML-18-231	5488593,39	520195,11	370,93	290	-70	501	No significant results					
ML-18-232	5488717,30	520216,88	372,12	293	-45	390	217,60	219,55	1,95	1,70	0,77	Main Shear Zone
							222,90	223,90	1,00	0,87	0,93	
ML-18-233	5488700,24	520144,84	371,24	290	-60	324	116,65	117,55	0,90	0,79	1,43	E-W Shear Zone
							182,00	186,10	4,10	3,58	1,47	Main Shear Zone
ML-18-234	5488716,64	520218,46	372,00	300	-60	417	373,30	375,80	2,50	2,18	2,97	Lower Shear Zone
ML-16-176B Ext	5488282,89	520128,70	370,72	283	-60	(+101m) EOH 551	469,55	470,35	0,80	0,70	14,10	Lower Shear Zone
M-13-102 Ext	5488281,57	520129,45	370,59	290	-63	(+123m) EOH 507	No significant results					Lower Shear Zone

Notes:
1. Drill hole intercepts are calculated using a 0.50 g/t Au assay cut-off.
2. True widths of intersections are approximately 85 to 90% of the core interval.
3. Assays are reported uncut but high grade sub-intervals are highlighted.

DRILL HOLE PLAN MAP – MONSTER LAKE PROJECT





MONSTER LAKE STRUCTURAL CORRIDOR - *Longitudinal Section*
MAIN SHEAR ZONE



MONSTER LAKE STRUCTURAL CORRIDOR - *Longitudinal Section*


LOWER SHEAR ZONE
+370EL - surface
325-Megane Zone
212
NSR
213
0.90 g/t Au/ 1.82m
214
NSR
220
NSR
217
NSR
230
0.46 g/t Au/ 3.67m
226
NSR
228
1.43g/t Au 0.44m
232
NSR
233
NSR
231
NSR
234
2.97g/t Au / 2.18m
176B-ext.
14.10 g/t Au / 0.70m
215
NSR
102-ext.
NSR
227
NSR
229
NSR
211
NSR
224
32.07g/t Au / 4.32m
218
2.4g/t Au / 1.48m
Metal Factor
(g/t * m.t.w)
0 to 5
5 to 10
10 to 20
20 to 50
50 to 100
+ 100
100m
Au g/t / True width (m)
- Hole Number
NSR – No Significant Results
Vertical Longitudinal Section
Looking NW
Lower Shear Zone lens – Located approx. 100m West of the 325-Megane Zone
MONSTER LAKE SHEAR ZONE
325-Megane lens
N
LOWER SHEAR ZONE
MAIN SHEAR ZONE